Exhibit 2.2

Description of rights of each class of securities

registered under Section 12 of the Securities Exchange Act of 1934

American Depositary Shares (“ADSs”) representing one share of our common stock are listed and trade on the New York Stock Exchange and, in connection with this listing (but not for trading), our common stock is registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of shares of our common stock and (ii) ADS holders. Shares of common stock underlying the ADSs are held by The Bank of New York Mellon, as depositary, and holders of ADSs will not be treated as holders of the shares of our common stock.

Disclosures under the following items are not applicable to us and have been omitted: debt securities (Item 12.A of Form 20-F), warrants and rights (Item 12.B of Form 20-F) and other securities (Item 12.C of Form 20-F).

Common Stock

Type and Class of Securities (Item 9.A.5 of Form 20-F)

The respective number of shares of our common stock authorized and issued as of the last day of the fiscal year to which the annual report to which this description is attached or incorporated by reference as an exhibit pertains is given therein under Item 10. B. “Memorandum and Articles of Association—Common Stock—General.”

Preemptive Rights (Item 9.A.3 of Form 20-F)

Holders of shares have no preemptive rights under the Company’s Articles of Incorporation when the Company issues new shares. Under the Companies Act, the Executive Officers, which has been delegated by the Company’s Board of Directors with the authority to issue new shares, may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date with at least two weeks’ prior notice to shareholders of the record date.

Rights to subscribe for new shares may be transferable or nontransferable by the board of directors and may be made at or substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

The Company’s Articles of Incorporation include the possibility of issuing preferred stock. The Company has not yet issued, and currently has no specific plan to issue, any preferred stock. However, the Company provides, as follows, certain information on the characteristics of the types of preferred stock set forth in the Company’s Articles of Incorporation.

The basic characteristics of the Company’s preferred stock are set forth in the Company’s Articles of Incorporation, and detailed terms and conditions of the Company’s preferred stock are to be determined prior to the issuance thereof by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Company’s Board of Directors.

General

Under the Company’s Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of Class 1 preferred stock, 200,000,000 shares of Class 2 preferred stock, 200,000,000 shares of Class 3 preferred stock and 200,000,000 shares of Class 4 preferred stock. Of these, Class 3 and Class 4 preferred stock are convertible into common stock, while Class 1 and Class 2 preferred stock are not convertible into common stock. See “Rights of Shareholders of Preferred Stock to Demand Acquisition thereof (Conversion)” below.

Preferred Dividends

Under the Company’s Articles of Incorporation, preferred dividends may be paid to shareholders of preferred stock on record as of March 31 every year. In addition, interim preferred dividends may be paid to shareholders of the Company’s preferred stock on record as of September 30 of any year. Dividends on preferred stock are to be paid always in priority to dividends on common stock. The detailed terms and conditions of each class of preferred stock, including the amount of preferred dividends or preferred interim dividends, are to be determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Company’s Board of Directors prior to the time of issuance thereof, provided that the annual dividend rate applicable to Class 1 and Class 2 preferred stock may not exceed 15%, and the annual dividend rate applicable to Class 3 and Class 4 preferred stock may not exceed 10%.

Notwithstanding the provisions of the Company’s Articles of Incorporation, no payment of any dividend on preferred stock may be made unless the Company has sufficient Surplus (“Surplus” is defined in “Rights of the Shares—Restriction on Distributions of Surplus” below) to pay such dividend, and each payment of a dividend on a preferred stock must be approved by the Company’s Board of Directors.

Dividends on the Company’s preferred stock are non-cumulative. In the event that preferred dividends were paid, and the amount actually paid by the Company in respect of any fiscal year was less than the amount thereof payable in respect of such fiscal year, preferred shareholders would have no right to seek payment of the deficient amount as a cumulative preferred dividend in any subsequent fiscal year.

Shareholders of the Company’s preferred stock will not be entitled to any further dividends or other participation in or distribution of Surplus.

Voting Rights

Any voting rights attached to the Company’s preferred stock are limited to the extent specifically provided under the Companies Act, any other applicable laws and the Company’s Articles of Incorporation. Subject to the conditions stated therein, the voting rights of the Company’s preferred stock as provided in the Company’s Articles of Incorporation are as follows:

If no resolution to pay a preferred dividend has been adopted by the Board of Directors prior to the dispatch of the convocation notice for the annual general meeting of shareholders in respect of any fiscal year, and if no proposal to pay such preferred dividend was submitted to the relevant annual general meeting of shareholders, then the shareholders of the relevant preferred stock will be entitled to vote at such meeting and all subsequent general meetings of shareholders up to the time when the Board of Directors or general meeting of shareholders adopts a resolution to pay such preferred dividend; and

If a resolution to pay a preferred dividend has not been adopted at any annual general meeting of shareholders, the shareholders of the relevant preferred stock will be entitled to vote at all subsequent general meetings of shareholders up to the time when the Board of Directors or general meeting of shareholders adopts a resolution to pay such preferred dividend.

Liquidation Rights

In the event of the Company’s voluntary or involuntary liquidation, shareholders of the Company’s preferred stock would be entitled, in preference over shareholders of common stock, to receive such amounts of the Company’s residual assets as may be determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors taking into consideration the amounts of subscription moneys paid for the respective preferred stock.

Except as described above, shareholders of the Company’s preferred stock would not be entitled to receive a distribution of residual assets upon liquidation of the Company.

Rights of Shareholders of Preferred Stock to Demand Acquisition thereof (Conversion)

Class 3 preferred stock and Class 4 preferred stock are attached with the right to demand that the Company acquire such shares of preferred stock during a certain period. In the event of the exercise of such right, the Company shall be required to deliver to the relevant shareholder a certain number of shares of the Company’s common stock in exchange for the shares of the preferred stock acquired by the Company from such shareholder. Specific terms of such right, including the period during which the preferred stock would be acquired (a “conversion period”) and the initial acquisition price (a “conversion price”), would be determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors.

The Company’s Right and Obligation to Acquire Preferred Stock

With respect to Class 1 preferred stock, Class 2 preferred stock, or Class 4 preferred stock, if any event specified in a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors prior to the issuance of each class of preferred stock occurs and the day separately specified in a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors arrives, the Company shall have the right to acquire all or any part of the relevant shares of preferred stock. In the event the Company exercises such right, the Company would deliver to the relevant shareholder a certain amount of cash in exchange for the shares of the preferred stock acquired by the Company from such shareholder. The initial acquisition price at which the relevant preferred stock would be acquired by the Company would be determined prior to the time of issuance thereof by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted by the Board of Directors taking into consideration the amount of subscription moneys paid for the relevant preferred stock.

With respect to Class 3 preferred stock and Class 4 preferred stock, the Company has the obligation to acquire all shares of such preferred stock outstanding on the day immediately following the last day of the relevant conversion period. In such an event, the Company would deliver to the relevant shareholders a certain number of shares of the Company’s common stock in exchange for the shares of the preferred stock acquired by the Company from them. The number of shares of the Company’s common stock to be delivered to a shareholder of the relevant preferred stock would be calculated by multiplying the number of shares of the preferred stock held by such shareholder by the amount of the subscription money per share paid for such preferred stock and dividing the resulting amount by the market price of a share of the Company’s common stock at the time.

Pursuant to amendments to the Company’s Articles of Incorporation approved at the Company’s annual general meeting of shareholders held on June 28, 2011, the following feature has been added to the preferred stock described in the Company’s Articles of Incorporation: The Company must acquire all or any part of shares of Class 1 preferred stock, Class 2 preferred stock, Class 3 preferred stock and/or Class 4 preferred stock upon the occurrence of certain events determined by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) under authority delegated by a resolution adopted the Board of Directors (including in the event that the Company’s capital adequacy ratio or other measure of regulatory capital falls below a pre-determined threshold and/or in the event that a supervisory agency (or an equivalent body) determines that a write-down, capital injection by a public institution or other equivalent action is necessary for the Company) prior to the time of issuance of the relevant preferred stock. In such an event, the Company will deliver to the relevant shareholders a certain number of shares of the Company’s common stock in exchange for the shares of the preferred stock acquired by the Company from them. The number of the Company’s common stock to be delivered to a shareholder of the relevant preferred stock would be determined prior to the issuance of such preferred shares by a resolution adopted by the Company’s Board of Directors or by Executive Officer(s) considering the subscription price of the preferred shares, the market value of the Company’s common stock and market conditions. An upper limit for the common stock to be delivered in exchange for the relevant preferred shares may also be set pursuant to such resolution or determination.

Order of Priority

Class 1 through Class 4 preferred stock shall have the same order of priority in respect of the payment of preferred dividends and preferred interim dividends and the distribution of residual assets. All classes of preferred stock will be in priority to the Company’s common stock in respect of the payments of dividends and interim dividends and the distribution of residual assets.

Other Rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of the Shares (Item 10.B.3 of Form 20-F)

The following describes material features of the shares of the Company’s common stock, and includes a brief overview of the material provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Companies Act and related legislation. In this “Common Stock” section, unless the context otherwise requires, “shares” means shares of the Company’s common stock and “shareholders” means holders of shares of the Company’s common stock.

General

On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Act on Book-Entry Transfer of Company Bonds, Shares, Etc. (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Company’s shares, became subject to this clearing system. On the same day, all existing share certificates for such shares became null and void. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under this clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, they must have an account at an “account managing institution” unless such person has an account at JASDEC. “Account managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further stringent requirements of the Book-Entry Law can open accounts directly at JASDEC. For purposes of the description under this “Common Stock” section, we assume that the relevant person has no account at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book-entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account by an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Law, except in limited circumstances, a shareholder must have his or her name and address registered in the Company’s register of shareholders in order to assert shareholders’ rights against the Company. Such registration is generally made upon receipt by the Company of necessary information from JASDEC. See “Share Registrar” and “Record Date” below.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to the Company through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from the Company to non-resident shareholders are delivered to such standing proxies or mailing addresses.

The registered holder of deposited shares underlying the ADRs is the depositary for the ADSs. Accordingly, holders of ADRs will not be able to directly assert shareholders’ rights.

Dividends

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). The Company may make distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus.” As a company meeting the necessary requirements, the Companies Act allows for the Company’s Articles of Incorporation to authorize the Company’s Board of Directors to make decisions regarding distributions of Surplus (with the exceptions of certain exclusions specified under the Companies Act).

Under the Company’s Articles of Incorporation, dividends, if any, may be distributed to shareholders (or pledgees) appearing in the register of shareholders as of September 30 or March 31 of each year, pursuant to a resolution adopted by the Company’s Board of Directors. In addition, under the Companies Act and the Company’s Articles of Incorporation, the Company may (but is not obligated to) make further distributions of Surplus by a resolution adopted by the Company’s Board of Directors. However, the Company equally may decide not to pay dividends for any given period, regardless of the amount of Surplus the Company has.

Under the Company’s Articles of Incorporation, the Company is not obliged to pay any dividends in cash that are left unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus may be distributed in cash or in kind in proportion to the number of shares held by each shareholder. A resolution adopted by the Company’s Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution adopted by the Company’s Board of Directors, grant to the Company’s shareholders the right to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution adopted by the Company’s general meeting of shareholders.

For information as to Japanese taxes on dividends, see Item 10.E. “Taxation—Japanese Taxation” in the annual report to which this description is attached or incorporated by reference as an exhibit.

Restriction on Distributions of Surplus

When the Company makes a distribution of Surplus, the Company must, until the aggregate amount of the Company’s additional paid-in capital and legal reserve reaches one-quarter of the Company’s stated capital, set aside in the Company’s additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed in accordance with an ordinance of the Ministry of Justice of Japan.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” =	the total amount of “other capital surplus” and “other retained earnings”, each such amount being that appearing on the Company’s non-consolidated balance sheets as of the end of the last fiscal year;

“B” =	(if the Company has disposed of treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by the Company less the book value thereof;

“C” =

(if the Company has reduced stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” =

(if the Company has reduced additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	(if the Company has cancelled treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” =	(if the Company has distributed Surplus to shareholders after the end of the last fiscal year) the total book value of Surplus so distributed;

“G” =

certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to shareholders after the end of the last fiscal year) the amount set aside in the Company’s additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (“Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:

(a)	the book value of the Company’s treasury stock;

(b)	the amount of consideration for the Company’s treasury stock disposed of after the end of the last fiscal year; and

(c)

certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the Company’s non-consolidated balance sheets as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with ordinances of the Ministry of Justice.

If the Company becomes, at the Company’s option, a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), the Company will be further required to deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on the Company’s non-consolidated balance sheets as of the end of the last fiscal year and certain other amounts set forth in ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in ordinances of the Ministry of Justice appearing on the Company’s consolidated balance sheets as of the end of the last fiscal year.

If the Company has prepared non-consolidated interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies Act) by a resolution adopted by the general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for the Company’s treasury stock disposed of, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by the Company must be approved by the Board of Directors and audited by the Company’s Audit Committee and independent auditors, as required by ordinances of the Ministry of Justice.

Stock Splits

The Company may at any time split the issued shares into a greater number of shares by a resolution adopted by the Company’s Board of Directors, and in accordance with the Companies Act, the Company’s Board of Directors has adopted a resolution delegating powers to make such stock splits to the Executive Officers.

In accordance with the Companies Act, the Company’s Board of Directors has adopted a resolution delegating to the Executive Officers powers to increase the number of authorized shares permitted to be issued up to the number reflecting the rate of stock splits and to amend the Company’s Articles of Incorporation to this effect without approval by a resolution adopted by the general meeting of shareholders. For example, if each share became three shares by way of a stock split, the Executive Officers may increase the number of authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Annual General Meeting of Shareholders

The Company normally holds its annual general meeting of shareholders in June of each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any general meeting of shareholders must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his standing proxy or mailing address in Japan in accordance with the Company’s Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under the section entitled the “Differences between the Law of Different Jurisdictions—Japanese Unit Share System” below. In general, under the Companies Act, a resolution can be adopted at a general meeting of shareholders by the holders of a majority of the total number of voting rights represented at the meeting. However, if a corporate shareholder has one-quarter or more of its total voting rights held by the Company or its subsidiary, or if the Company otherwise has actual control over such corporate shareholder, such corporate shareholder is not entitled to exercise its voting rights. The Companies Act and the Company’s Articles of Incorporation require a quorum for the election of Directors of not less than one-third of the total number of voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Companies Act provides that certain important matters shall be approved by a “special resolution” adopted by the general meeting of shareholders. The Company’s Articles of Incorporation provide that the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights presented at the meeting is required for adopting a special resolution. Such important matters include:

•	reduction of stated capital,

•

amendment to the Articles of Incorporation (except amendments which the Board of Directors (or for a Company with Three Board Committees, the Executive Officers) are authorized to make under the Companies Act),

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer requiring shareholders’ approval,

•	dissolution, merger or consolidation requiring shareholders’ approval,

•	corporate split requiring shareholders’ approval,

•	transfer of the whole or an important part of a company’s business,

•	transfer of the whole or a part of a company’s equity interests in any of the company’s subsidiaries requiring shareholders’ approval,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval,

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the shareholders at a “specially favorable” price,

•	any issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions,

•	purchase of shares by a company from a specific shareholder other than the company’s subsidiary,

•	consolidation of shares, and

•	partial release of a director, independent auditor or executive officers’ liability to the company.

The voting rights of holders of ADRs are exercised by the depositary based on instructions from those holders.

Stock Acquisition Rights

The Company may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from the Company, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the Executive Officers, which has been delegated by the Company’s Board of Directors with the authority to issue stock acquisition rights, unless it is made under “specially favorable” conditions in which case a special resolution adopted by the general meeting of shareholders is required. In issuing stock acquisition rights, notice must be given at least two weeks prior to the date for allotment in the form of individual notice or public notice. Under the Companies Act, the Company will not be required to give such notice if the Company makes a relevant securities filing or reporting under the Financial Instruments Exchange Act of Japan (“FIEA”) at least two weeks prior to the date for allotment, subject to the requirements provided by the ordinance of the Ministry of Justice.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debt securities and borrowings, liquidation expenses and taxes will be distributed among shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and non-assessable.

Share Registrar

Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust”) is the share registrar for the Company’s shares. Mitsubishi UFJ Trust’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust maintains the Company’s register of shareholders and registers the names and addresses of the Company’s shareholders and other relevant information in the Company’s register of shareholders upon notice thereof from JASDEC, as described in “Record Date” below.

Record Date

The close of business on September 30 and March 31 are the record dates for the Company’s distributions of Surplus (dividends), if any. A holder of shares constituting one or more whole units, who is registered as a holder in the Company’s register of shareholders at the close of business as of March 31, is also entitled to exercise shareholders’ voting rights at the annual general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

Under the Book-Entry Law, the Company is required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give the Company notice of the names and addresses of the Company’s shareholders, the numbers of shares held by them and other relevant information as of such record date.

The shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the second business day prior to the record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition of Own Shares

The Company may acquire its own shares (i) by soliciting all of the Company’s shareholders to offer to sell the Company’s shares held by them (pursuant to a resolution adopted by the Board of Directors), (ii) from a specific shareholder other than any of the Company’s subsidiaries (pursuant to a special resolution adopted by the general meeting of shareholders), (iii) from any of the Company’s subsidiaries (pursuant to a determination by Executive Officers under authority delegated by a resolution adopted by the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares are listed or by way of tender offer (in either case pursuant to a resolution adopted by the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (y) if the shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the shares under the agreement with respect to such tender offer on such day. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the Distributable Amount as described in “Restriction on Distributions of Surplus” above.

The Company may hold its shares acquired in compliance with the provisions of the Companies Act, and may generally dispose of or cancel such shares by a determination by Executive Officers under authority delegated by a resolution adopted by the Board of Directors.

In addition, the Company may acquire its shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Differences between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)—Japanese Unit Share System” below.

Requirements for Amendments (Item 10.B.4 of Form 20-F)

[Please refer to “—Rights of the Shares (Item 10.B.3 of Form 20-F)—Voting Rights” above. None of the requirements for amendments are more significant than required by applicable law.]

Limitations on the Rights to Own Our Shares (Item 10.B.6 of Form 20-F)

Other than the Japanese unit share system that is described under “—Differences between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)—Japanese Unit Share System” below, no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights with respect to the Company’s shares are imposed by law, the Company’s Articles of Incorporation or the Company’s other constituent documents.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

Not applicable.

Ownership Threshold (Item 10.B.8 of Form 20-F)

The FIEA requires any person (other than the Company) who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. With certain exceptions, a similar report must also be filed to reflect any change of 1% or more in the above shareholding or any change in material matters set out in any previously filed reports. For this purpose, shares issuable to a person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the Company’s total issued share capital.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

Japanese Unit Share System

The Company’s Articles of Incorporation provide that 100 shares constitute one “unit”. The Companies Act permits the Company, by a resolution adopted by the Company’s Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend the Company’s Articles of Incorporation to this effect without approval by a resolution adopted by the general meeting of shareholders.

Transferability of Shares Constituting Less Than One Unit. Under the clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Right of a Holder of Shares Constituting Less Than One Unit to Require the Company to Purchase Its Shares. A holder of shares constituting less than one unit may at any time request the Company to purchase its shares. Under the clearing system, such request must be made through the relevant account managing institution. These shares will be purchased at (a) the closing price of the Company’s shares reported by the Tokyo Stock Exchange on the day when the request to purchase is received by the Company’s share registrar or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is effected on such stock exchange immediately thereafter. An amount equal to the applicable handling fee will be deducted from the price so determined pursuant to the Company’s Share Handling Regulations.

Purchase of Shares up to a Whole Unit for a Holder of Shares Constituting Less than One Unit. The Company’s Articles of Incorporation provide that a holder of shares constituting less than one unit may request the Company to sell shares the Company may have to such holder so that the holder can raise the holder’s fractional ownership up to a whole unit. Under the clearing system, such request must be made through the relevant account managing institution. These shares will be sold at (a) the closing price of the Company’s shares reported by the Tokyo Stock Exchange on the day when the request to sell is received by the Company’s share registrar or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, the price at which sale of shares is effected on such stock exchange immediately thereafter. An amount equal to the applicable handling fee will be added to the price so determined pursuant to the Company’s Share Handling Regulations.

Voting Rights of a Holder of Shares Constituting Less Than One Unit. A holder of shares constituting less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares constituting less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

A holder of shares constituting less than one unit does not have any rights related to voting, such as the right to participate in a demand for the dismissal of a Director, the right to participate in a demand for the convocation of a meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to institute a representative action by shareholders.

In accordance with the Companies Act, the Company’s Articles of Incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by the Company’s Articles of Incorporation which includes the following rights:

•	to receive dividends,

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares, corporate split or merger,

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward price limit if the price limit is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell the shares at such price on a particular trading day, or at all.

The following table shows the daily price limit for a stock on the Tokyo Stock Exchange. Other daily price limits would apply if the per share price of shares of the Company moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Equal to or greater than	¥100	Less than	¥200	¥50
Equal to or greater than	200	Less than	500	80
Equal to or greater than	500	Less than	700	100
Equal to or greater than	700	Less than	1,000	150
Equal to or greater than	1,000	Less than	1,500	300

Changes in Our Capital (Item 10.B.10 of Form 20-F)

[Please refer to “Rights of the Shares” above. None of the requirements for changes in our capital are more stringent than required by applicable law.]

American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

The depositary will issue the ADRs. Each ADS will represent ownership interests in shares. The shares (or the right to receive shares) will be deposited by us with MUFG Bank, Ltd., the custodian in Tokyo, Japan. Each ADS will also represent such securities, cash or other property deposited with The Bank of New York Mellon but not distributed to ADS holders. The Bank of New York Mellon’s corporate trust office is located at [101 Barclay Street, New York, NY 10286].

The rights of ADR holders, including their rights to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to the annual report to which this description is attached or incorporated by reference as an exhibit. For the purposes of this description, the phrase “you” refers to holders of the ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York Mellon will actually hold the shares underlying your ADRs, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York Mellon are set out in an agreement among us, The Bank of New York Mellon and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law.

The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the form of ADR, each of which is included as an exhibit to the annual report to which this description is attached or incorporated by reference as an exhibit.

Share Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to you the cash dividends or any of other distributions it or the custodians receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.

The Bank of New York Mellon will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of The Bank of New York Mellon is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the The Bank of New York Mellon, the agreement allows The Bank of New York Mellon to distribute the foreign currency in which dividends are paid (or an appropriate document evidencing the right to receive such foreign currency) received, or in its discretion may hold such foreign currency uninvested and without liability for interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See [“Taxation” under Item 10.E] of the annual report to which this description is attached or incorporated by reference as an exhibit. The Bank of New York Mellon will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the Japanese yen currency, you may lose some or all of the value of the distribution.

Shares.

The Bank of New York Mellon may distribute new ADSs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York Mellon will only distribute whole ADSs. It will sell shares which would require it to use a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York Mellon does not distribute additional ADSs, each ADS will also represent the new shares.

Rights to Receive Additional Shares.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York Mellon may make these rights available to you. We must first instruct The Bank of New York Mellon to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York Mellon decides it is practical to sell the rights, The Bank of New York Mellon will sell the rights and distribute the proceeds, in the same way as it does cash. The Bank of New York Mellon may allow rights that are not distributed or sold to lapse. In that case, you will receive no value from them.

In circumstances in which rights would otherwise not be distributed, if you request the distribution such rights in order to exercise the rights allocable to you, The Bank of New York Mellon will make such rights available to you upon written notice from us that (a) we have elected in our sole discretion to permit such rights to be exercised and (b) you have executed such documents as we have determined in our sole discretion are reasonably required under applicable law

If The Bank of New York Mellon makes rights available to you, upon instructions from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York Mellon will then deposit the shares on your behalf. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

Other Distributions.

The Bank of New York Mellon will send to you anything else we distribute on deposited securities by any means it thinks legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has Mellon a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will issue ADRs if you or your brokers deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the person you request.

You may turn in your ADRs at The Bank of New York Mellon’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the custodian, except that The Bank of New York Mellon may make delivery to you at its Corporate Trust Office of any dividends or distributions with respect to the deposited securities represented by your ADRs, or of any proceeds of sale of any dividends, distributions or rights, which it may hold at the time. Or, at your request, risk and expense, The Bank of New York Mellon will deliver the deposited securities at its office.

Voting Rights

You may instruct The Bank of New York Mellon to vote the shares underlying your ADRs but only if we ask The Bank of New York Mellon to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

If we ask for your instructions, The Bank of New York Mellon will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York Mellon to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York Mellon must receive them on or before the date specified. The Bank of New York Mellon will try, as far as practical, subject to Japanese law and the provisions of our Articles of Incorporation, to vote or to have its agents vote the shares or other deposited securities as you instruct. Because of the unit share system adopted by us in accordance with Japanese law and our Articles of Incorporation, The Bank of New York Mellon will in no event vote or exercise the right to vote shares of our common stock or other deposited securities other than in a unit or integral multiples thereof (aggregating, to the extent practicable, instructions received from ADR holders which are the same) and may therefore not be permitted to vote all shares of our common stock or other deposited securities for which it has received voting instructions. If The Bank of New York Mellon does not receive your voting instructions, it will give a proxy to vote your shares to a designated representative of Nomura, except to the extent that we notify the Bank of New York Mellon that we do not wish such proxy given, that substantial opposition exists or that such matter materially and adversely affects the rights of our shareholders.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York Mellon to vote your shares. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York Mellon may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Nomura:	Then:

reclassifies, splits up or consolidates any of the deposited securities;	The cash, shares or other securities received by The Bank of New York Mellon will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities.

distributes securities on the shares that are not distributed to you; or recapitalizes, reorganizes, merges, liquidate, sells all or substantially all of its assets, or take any similar action	The Bank of New York Mellon may, and will if Nomura asks it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

Amendment and Termination

We may agree with The Bank of New York Mellon to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs or other such expenses, or prejudices an important right of ADR holders, the amendment will only become effective 30 days after The Bank of New Mellon York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement as amended.

The Bank of New York Mellon will terminate the agreement if we ask it to do so. The Bank of New York Mellon may also terminate the agreement if The Bank of New York Mellon has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, The Bank of New York Mellon must notify you at least 90 days before termination.

After termination, The Bank of New York Mellon and its agents will be required to do only the following under the deposit agreement: (1) advise you that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. After termination, The Bank of New York Mellon will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York Mellon will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon’s only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to The Bank of New York Mellon.

Limitations on Obligations and Liability to ADR Holders

The agreement expressly limits our liabilities and obligations of The Bank of New York Mellon. We and The Bank of New York Mellon:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing its obligations under the agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the agreement, we and The Bank of New York Mellon agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York Mellon will issue or register transfer of an ADR, make a distribution on an ADR, or withdrawal of shares, The Bank of New York Mellon may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADRs generally when the books of The Bank of New York Mellon are closed, or at any time if The Bank of New York Mellon or we think it advisable to do so.

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•

when temporary delays arise because (1) We or The Bank of New York Mellon has closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the agreement.

Pre-Release of ADRs

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York Mellon may issue ADRs before deposit of the underlying shares. This is called a pre-release of ADR. The Bank of New York Mellon may also deliver shares upon cancellation of pre-released ADRs, even if the ADRs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADRs instead of shares to close out a pre-release. The Bank of New York Mellon may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, preceded or accompanied by a written representation from the person to whom Receipts are to be delivered that such person, or its customer, (i) owns the Shares or Receipts to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Shares or Receipts, as the case may be, to the Depositary in its capacity as such and for the benefit of the Owners, and (iii) will not take any action with respect to such Share or Receipts, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the Depositary, disposing of such Shares or Receipts, as the case may be, other than in satisfaction of such Pre-Release), (b) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer (i) owns the shares to be deposited; (ii) assigns all beneficial right, title and interest in such shares to The Bank of New York Mellon and for the benefit of the ADR holders; and (iii) will not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including, without the consent of the The Bank of New York Mellon, disposing of such shares other than in satisfaction of such pre-release); (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York Mellon considers appropriate; and (3) The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice. In addition, The Bank of New York Mellon will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although The Bank of New York Mellon may disregard the limit from time to time, if it thinks it is appropriate to do so.